Stella Blu, Inc.

November 12, 2013

Filed Via Edgar

Maryse Mills-Apenteng

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Stella Blu, Inc.
Amendment Number 3
Form S-1
Filed November 1, 2013
File No. 333-190215

Dear Ms. Mills-Apenteng

This letter is in response to your letter dated November 8, 2013. Below we have noted the Staff’s comments in bold face type and our responses in regular type. The numbering corresponds to the comment numbers in the Staff’s letter.

Use of Proceeds, page 14

1.	Your response to prior comment 1 indicates that you have removed from the liquidity discussion statements suggesting that you expect the offering to be fully subscribed. However, we note that such disclosures are included in Use of Proceeds. Specifically, we note the following statement: “[t]here is no assurance that we will raise the full $100,000 as anticipated.” Given that this is a best efforts, no minimum offering, this statement does not appear to be appropriate. Please revise accordingly.

We have removed the statement that seemed to imply that we expect to raise $100,000 in the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, page 24

2.	We reissue prior comment 1, insofar as we note inconsistent disclosure relating to the additional dollar amount needed to fully fund 12 months of operations. For example, on page 6, you state that you require $42,000 to fund your operations for the next 12 months, while on page 24 you indicate that you need $42,000 to fund “legal, auditing, and filing costs” over the next 12 months. Please revise your risk factor on page 6 to state, if true, that the funding requirements you have identified would only cover the compliance costs referenced in the liquidity discussion, or advise.

We have revised the discussion to state clearly that we anticipate that our expenses for the next 12 months will be approximately $42,000, of which we anticipate that 60% will be for regulatory compliance and 40% will be to develop our business.

3.	We note your response to prior comment 2, where you indicate that the possibility that the loan could be demanded at any time could make it more difficult to obtain outside sources of financing. Please also disclose that if you are unable to repay the loan at the time that the repayment demand is made, you may not have sufficient funds to continue operating your business.

We have disclosed that if we are unable to repay the loan at the time that Mr. Eliyahu makes a repayment demand, we may not have sufficient funds to continue operating our business.

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commissions from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance with our compliance with the disclosure requirements.

Very truly yours,

Yoel Eliyahu

/s/

President, Chief Executive Officer, Treasurer and Director

Stella Blu, Inc.